UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 29 January 2016

Harmony Gold Mining Company Limited

Randfontein Office Park

Corner Main Reef Road and Ward Avenue

Randfontein, 1759

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes   No X



Fatality at Harmony's Masimong mine

Johannesburg: Friday, 29 January 2016. Harmony Gold Mining Company Limited ("Harmony") regrets to advise that an employee was fatally injured early this morning in a fall of ground accident at its Masimong mine in the Free State province.

Investigations into the accident are underway.

Harmony's management team wish to express their heartfelt condolences to the members of the deceased's family and his colleagues.

ends.

Issued by Harmony Gold Mining Company Limited

For more details contact:

Henrika Ninham
Investor Relations Manager
+27(0) 82 759 1775

Marian van der Walt
Executive: Corporate and Investor Relations
+27(0) 82 888 1242

Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

Listing codes:
JSE: HAR
NYSE: HMY

ISIN no:
ZAE000015228

Registration no: 1950/038232/06

Harmony Gold Mining Company Limited (Harmony), a world-class gold mining and exploration company, has operations and assets in South Africa and Papua New Guinea. Harmony, which has more than 60 years' experience in the industry, is the third largest gold producer in South Africa. Our assets include 9 underground mines and 1 open pit operation and several surface sources in South Africa. Our assets in PNG – an open pit mine (Hidden Valley), as well as the significant Golpu project – are held in a joint venture. We also own several exploration tenements, in Papua New Guinea.

The company's primary stock exchange listing is on the JSE with a secondary listing on the New York Stock Exchange. The bulk of our shareholders are in South Africa and the United States. Additional information on the company is available on the corporate website, www.harmony.co.za.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 29, 2016

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director